UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

September 25, 2007

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Aktiebolaget Volvo\Publ\
(Exact name of registrant as specified in its charter)

40508 Goteborg Goteborg, Sweden
(Address of principal executive offices)

000-12828
(Commission File Number)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F / x /	Form 40-F / /

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes / /	No / x /

On September 25, 2007 the Registrant issued a press release, a copy of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference

(c) Exhibit 99.1. Press release dated September 25, 2007

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Aktiebolaget Volvo\Publ\
(Registrant)

September 25, 2007	/s/ PATRIK STENBERG
(Date)	Patrik Stenberg
Manager, Financial Information